Exhibit 99.1

Kaixin Auto Holdings to Hold Annual General Meeting on August 19, 2023

BEIJING, July 10, 2023 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN) today announced that it will hold its annual general meeting of shareholders (the “AGM”) at 13/F, Gloucester Tower, The Landmark, 15 Queen's Road Central, Central, Hong Kong on August 19, 2023 at 10:00 a.m. (Hong Kong time), for the purposes of considering and, if thought fit, passing and approving the resolutions set forth in the Notice of Annual General Meeting of the Company.

The board of directors of the Company has fixed the close of business on July 10, 2023 (Hong Kong time) as the record date (the “Record Date”) of ordinary shares. Holders of record of ordinary shares of the Company as of the Record Date are entitled to attend and vote at the AGM or at any adjournment or postponement thereof.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2022, with the U.S. Securities and Exchange Commission (“SEC”). The Form 20-F can be accessed on the SEC’s website at http://www.sec.gov and the Company’s website at https://ir.kaixin.com/.

About Kaixin Auto Holdings

Kaixin Auto Holdings is one of the primary dealership networks in the premium used car segment and new car sales in China. Supported by the rapid growth of China's used car market and leveraging its own hybrid business model that offers both strong online and offline presence, Kaixin is in the process of transforming from a nationwide dealerships network to one of the important players in China’s electric vehicle market.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" or other similar expressions. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Kaixin Auto Holdings

Investor Relations

Email: ir@kaixin.com

SOURCE: Kaixin Auto Holdings